SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)1

SITO Mobile, Ltd.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
82988R203
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ, 07626 (Tel.) (201) 750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 3, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 7 pages

 ______________________________

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	82988R203	13D	Page 2 of 7

1	NAME OF REPORTING PERSON
Karen Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,100,718
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,100,718
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%

14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	82988R203	13D	Page 3 of 7

1	NAME OF REPORTING PERSON
TAR Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,100,718[1]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,100,718[2]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%

14	TYPE OF REPORTING PERSON*
OO

 ______________________________

1 Ms. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

2 Ms. Singer has sole dispositive power with respect to all shares held by TAR Holdings LLC.

ORIGINAL REPORT ON SCHEDULE 13D

Item1.	Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock (the “Common Stock”) of SITO Mobile, Ltd., a Delaware corporation (the “Company” or the “Issuer”), whose principal executive offices are located at The Newport Corporate Center, 100 Town Square Place, Suite 204, Jersey City, New Jersey 07310.

Item2.	Identity and Background

This Schedule 13D is being filed by Karen Singer (“Ms. Singer” or the “Reporting Person”), as the sole Member of TAR Holdings LLC (“TAR Holdings”). Ms. Singer has sole dispositive and voting power with respect to the shares of the Issuer reported above as the sole Member of TAR Holdings. Ms. Singer’s principal place of business is 212 Vaccaro Drive, Cresskill, New Jersey 07626. Ms. Singer’s principal occupation is investing assets held in TAR Holdings and other entities.

During the last five years, Ms. Singer has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Singer is a citizen of the United States of America.

Item3.	Source and Amount of Funds or Other Consideration

Ms. Singer is the sole Member of TAR Holdings, which was created pursuant to that certain Operating Agreement, dated October 28, 2013. All of the securities held by TAR Holdings were purchased by funds generated and held by TAR Holdings. The aggregate amount of funds used for the purchase of the securities reported herein was approximately $4,288,999.78.

Item4.	Purpose of the Transaction

The purpose of this Schedule 13D is to report that (i) the Reporting Person is disappointed with the Issuer’s poor operational and financial results and believes that the Issuer’s securities may be undervalued, (ii) the Reporting Person believes that the purported adoption by the Issuer of those certain Amended and Restated Bylaws (the “Amended Bylaws”) on March 23, 2017, appears to be improper and inappropriate, and (iii) the Reporting Person intends to seek representation on the Board of Directors (and, to such end, the Reporting Person has engaged a proxy solicitor in connection therewith).

Except in connection with the matters described in this Item 4 and as contemplated herein, Ms. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item5.	Interest in Securities of the Issuer

(a)       Ms. Singer, as the sole Member, and sole member of the Management Committee, of TAR Holdings, may be deemed to beneficially own 2,100,718 shares of Common Stock, comprising approximately 10.2% of the outstanding shares, based on 20,681,047 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on November 14, 2016.

(b)       Ms. Singer has sole dispositive and voting power over the shares of Common Stock owned by TAR Holdings as reported on this Schedule 13D.

(c)       The following table details the transactions effected by Ms. Singer in the past 60 days.

Date of Transaction	Number of Shares Purchased	Price Per Share
February 1, 2017	9,521	$2.20
February 2, 2017	2,300	$2.20
February 3, 2017	9,400	$2.20
February 6, 2017	1,370	$2.21
February 8, 2017	100	$2.17
February 9, 2017	357	$2.17
February 13, 2017	2,700	$2.1699
February 17, 2017	20,000	$2.0859
February 22, 2017	3,274	$2.10
February 23, 2017	131	$2.12
February 24, 2017	9,700	$2.099
February 27, 2017	45,351	$2.0662
February 28, 2017	44,300	$1.9371
March 1, 2017	571,500	$1.95
March 2, 2017	1,295,267	$2.05
March 6, 2017	2,400	$1.89
March 6, 2017	25,000	$1.9182
March 7, 2017	8,318	$1.88
March 8, 2017	20,000	$1.8721

(d)       No Person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e)       Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2017

By:          /s/ Karen Singer

Karen Singer